UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Bull Horn Holdings Corp.

(Name of Issuer)

ORDINARY SHARES, NO PAR VALUE

(Title of Class of Securities)

G1686P 106

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G1686P 106

1.	Names of Reporting Persons Bull Horn Holdings Sponsor LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 1,875,000(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,875,000 (1)(2)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,875,000 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 20%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. G1686P 106

1.	Names of Reporting Persons Robert Striar
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,875,000 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,875,000 (1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,875,000 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 20%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. G1686P 106

1.	Names of Reporting Persons Christopher Calise
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,875,000 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,875,000 (1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,875,000 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 20%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) IN

(1)	See Item 4. These shares are the Issuer’s ordinary shares, no par value (the “Ordinary Shares”). Bull Horn Holdings Sponsor LLC (the “Sponsor”) is the record holder of the shares reported herein. Messrs. Striar and Calise are the managing members of the Sponsor. As such, they may be deemed to have or share voting and dispositive power of the Ordinary Shares held directly by the Sponsor.

(2)	Excludes 3,000,000 Ordinary Shares which may be purchased by exercising warrants that are not presently exercisable. 2,625,000 of these warrants were purchased by the Sponsor in a private placement that took place concurrently with the Issuer’s initial public offering, and 375,000 of these warrants were assigned to the Sponsor in December 2020 as part of an agreement with the underwriters of the Issuer’s initial public offering.

(3)	Based on 9,375,000 Ordinary Shares issued and outstanding as of December 10, 2020 following the forfeiture of 281,250 Ordinary Shares by the Sponsor on December 10, 2020 as reported in the Issuer’s Current Report on Form 8-K, dated December 15, 2020. The Issuer had reported 9,656,250 Ordinary Shares issued and outstanding as of December 9, 2020 in its Quarterly Report on Form 10-Q, dated December 10, 2020.

Item 1(a).	Name of Issuer

Bull Horn Holdings Corp. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

801 S. Pointe Drive, Suite TH-1

Miami Beach, Florida 33139

Item 2(a).	Names of Persons Filing

Bull Horn Holdings Sponsor LLC, Robert Striar and Christopher Calise
(collectively, the “Reporting Persons”)

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

801 S. Pointe Drive, Suite TH-1

Miami Beach, Florida 33139

Item 2(c).	Citizenship

Bull Horn Holdings Sponsor LLC is a Delaware limited liability company.
Each of Robert Striar and Christopher Calise is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities

Ordinary shares, no par value per share.

Item 2(e).	CUSIP Number

G1686P 106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2020, the Reporting Persons may be deemed to beneficially own 1,875,000 shares of the Issuer’s Ordinary Shares, representing 20% of the total Ordinary Shares issued and outstanding. The percentage of Ordinary Shares held by the Reporting Persons is based upon 9,375,000 Ordinary Shares issued and outstanding as of December 10, 2020 following the forfeiture of 281,250 Ordinary Shares by the Sponsor on December 10, 2020 as reported in the Issuer’s Current Report on Form 8-K, dated December 15, 2020.

The Sponsor is the record holder of the Ordinary Shares reported herein. Messrs. Striar and Calise are the managing members of the Sponsor. As such, they may be deemed to have or share voting and dispositive power of the Ordinary Shares held directly by the Sponsor.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 11, 2021

Bull Horn Holdings Sponsor LLC

By:	/s/ Robert Striar
Robert Striar,
Managing Member

By:	/s/ Christopher Calise
Christopher Calise,
Managing Member

/s/ Robert Striar
Robert Striar

/s/ Christopher Calise
Christopher Calise

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the ordinary shares, no par value per share, of Bull Horn Holdings Corp., and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 11, 2021.

Bull Horn Holdings Sponsor LLC

By:	/s/ Robert Striar
Name:	Robert Striar
Title:	Managing Member

By:	/s/ Christopher Calise
Name:	Christopher Calise
Title:	Managing Member

/s/ Robert Striar
Robert Striar

/s/ Christopher Calise
Christopher Calise